Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Allergan, Inc.

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

DATE:	February 9, 2015
TO:	All Employees of Actavis and Allergan
FROM:	Bob Stewart, Executive Vice President and President, Generics and Global Operations (upon transaction close)
RE:	Proposed Global Operations and Global Procurement Leadership of the Combined Company

I am pleased to announce the proposed leadership structure for our combined Global Operations and Global Procurement teams, which would become effective upon the close of the transaction.

Global Operations

The proposed global operations leadership team builds on the exceptional foundation of Actavis’ operations management team and adds unique specialty manufacturing expertise and leadership from Allergan. Led by Wayne Swanton, SVP Global Operations, the proposed leadership team will be responsible for supporting the combined company’s expanded brands, generics, OTC and biologics businesses with world class quality, industry-leading customer service levels and a cost-competitive operating structure.

With nearly 12,000 employees operating in approximately 40 facilities spanning 20 countries, the global operations team will be one of the largest functional teams within the combined company. The operations network will have the capability to manufacture nearly every dosage form, immediate & modified release solid dosage (including hormones) semi-solids, transdermals, gels, liquids ophthalmics, biologics, injectables and medical devices. The combined network will also have state-of-the-art distribution capability.

The proposed Global Operations Leadership Team will be:

Global Manufacturing will be structured into three segments based on geography or technology. The legacy Actavis structure of International Manufacturing led by Patrick Brunner, and Americas & Ireland Manufacturing led by Miguel Gomez, will remain unchanged. For the combined company, we will create a third and new segment – Specialty Manufacturing.

Specialty Manufacturing, led by Patrick O’Donnell, a legacy Allergan executive, will include the eight legacy Allergan manufacturing locations: Westport, Ireland; Pringy, France; Guarulhos, Brazil; Heredia, Costa Rica; Waco, Texas; Fall River, Massachusetts; Biologics, Irvine, California; and Biologics, Northern California. In addition, the two legacy Actavis injectable manufacturing sites – Nerviano, Italy and Bucharest, Romania – will become part of Specialty Manufacturing, reporting to Patrick.

The combined Global Operations structure realigns some functions in legacy Allergan, driven either by compliance or to leverage knowledge more broadly across the network. Upon close, all Quality positions will report into Claire Gilligan’s Global Quality function and all Pharmaceutical Technology positions will report into Marcelo Omelczuk’s Global Pharm Tech organization. There will continue to be a strong dotted-line reporting relationship for these functions to Site Heads, including continuing participation on site leadership teams.

Over the coming weeks, additional pre-integration planning will take place which will provide further clarity to how the remainder of the Global Operations organization will be aligned. Decisions will be communicated as they are finalized.

Global Procurement

At close, the combined organization will be among the industry’s largest purchasers of materials, goods and services. The Global Procurement organization will be responsible for leveraging this power to maximize purchasing efficiencies, cost savings and value for our organization. Led by SVP, Helga Gudlaugsdottir, Global Procurement will oversee the management and execution of our global sourcing strategies across the combined organization. The team will include direct, indirect and R&D materials sourcing; Third Party Manufacturing contract and supply management; and the Company’s Global Artwork studio.

The proposed Global Procurement Leadership Team will be:

Please join me in congratulating the colleagues named above for their proposed leadership roles in our combined Global Operations and Global Procurement teams.

Please be mindful that this announcement is for pre-integration planning purposes and will not be implemented until final approval post-close. In the meantime, I ask that you remain focused on driving our current respective businesses as you have certainly done over the past several months.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.